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September 13, 2024

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Ellie Quarles, Senior Counsel, Division of Investment Management

Re:	Axxes Opportunistic Credit Fund (File Nos. 333-278000 and 811-23949)

Dear Ms. Quarles:

On behalf of our client, Axxes Opportunistic Credit Fund (the “Fund”), set forth below are the responses of the Fund to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on September 6, 2024 in connection with the Pre-Effective Amendment to the Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed with the SEC on August 16, 2024. Below, we provide your comments and the Fund's responses. To the extent edits to the Registration Statement are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement ("Pre-Effective Amendment No. 3"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement, unless otherwise indicated. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

PROSPECTUS

Comment 1.	Please revise the Registration Statement to clarify what the Fund means by "attractive risk-adjusted returns," "attractive investment opportunities" and "attractive income-based returns." For example, does this mean positive returns or is this in comparison to certain investments or indexes?

Response 1. The Fund respectfully declines to make the requested changes to the Registration Statement. The Fund believes that the use of the term "attractive" is universally understood in this context to mean "positive," "strong," and "robust." As a result, additional information to clarify the meaning of "attractive risk-adjusted returns," "attractive investment opportunities," and "attractive income-based returns" is not necessary and consistent with how other SEC registrants have used such terminology.1 Moreover, the Fund believes that the Investment Program discussion in the Registration Statement sufficiently discloses how the Fund will seek to achieve "attractive income-based returns" and "attractive risk-adjusted returns", and the type of investment opportunities it considers attractive.

[1]	See, e.g., the use of the terms "attractive investment opportunities" and "attractive risk adjusted returns" in the registration statement on Form N-2 of Stepstone Private Credit Income Fund (File Nos. 333-276309 and 811-23924) as filed with the Commission on May 22, 2024; the use of the term "attractive risk adjusted returns" in the registration statement on Form N-2 of KKR Income Opportunities Fund (File Nos. 333-276632 and 811-22543) as filed with the Commission on March 11, 2024; the use of the term "attractive investment opportunities" in the registration statement on Form N-2 of NXG NextGen Infrastructure Income Fund (File Nos. 333-278194 and 811-22499) as filed with the Commission on June 6, 2024; and the use of the terms "attractive income" and "attractive total returns" in the registration statement on Form N-2 of Nuveen Enhanced High Yield Municipal Bond Fund (File Nos. 333-231722 and 811-23445) as filed with the Commission on July 29, 2024.

Ellie Quarles

September 13, 2024

Comment 2.	Please advise the Staff when the Adviser will register under the Investment Advisers Act of 1940.

Response 2. The Adviser's registration under the Investment Advisers Act of 1940 was effective as of September 12, 2024.

Comment 3.	Please advise the Staff of the order in which the Fund and the Adviser intend to rely for co-investment relief.

Response 3. On May 24, 2024, the Fund, the Adviser, the Sub-Adviser and certain of its affiliates submitted an application for an order pursuant to Section 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder. The Fund and the Adviser intend to rely on such order, if granted.

Comment 4.	Page 5 of the Prospectus includes disclosure language regarding waiving a portion of the Management Fee for a six-month period commencing on the Escrow Expiration Date. This language may be confusing and could be read to reduce the fee by a certain percentage of the Management Fee. Consider disclosing that the Adviser has agreed to waive half of the Management Fee for the relevant time period.

Response 4. Pre-Effective Amendment No. 3 will reflect the Staff's comment.

Comment 5.	On page 7 of the Prospectus, please delete the statement that the Fund will have an option to extend the Escrow Expiration Date by an additional six months, or otherwise advise the Staff of the basis for the Fund's views.

Response 5. The Fund respectfully declines to delete the statement that the Fund may extend the Escrow Expiration Date. The Fund's ability to extend the Escrow Expiration Date is sufficiently disclosed to subscribers and such individuals will be aware of the possibility that the Escrow Expiration Date may be extended in the event the Minimum Offering Requirement is not met. The Fund has added the following language to more prominently disclose the possibility that subscriptions may not be revoked during an extension of the Escrow Expiration Date, if any:

If the Minimum Offering Requirement is not satisfied by the date that is six months following the effective date of the registration statement of which this Prospectus is a part (the "Escrow Expiration Date"), the Fund will promptly return all funds in the escrow account and the Fund will stop offering Shares; provided, however, that the Fund will have the option to extend the Escrow Expiration Date by an additional six-month period in its sole discretion and, during any such extension period an investor cannot revoke its subscription.

Ellie Quarles

September 13, 2024

Comment 6.	In footnote 8 of page 10 of the Prospectus, please delete the discussion of the voluntary waiver, since the waiver expires in less than one year. The Staff notes that the footnotes should be reasonably concise so this discussion should be moved elsewhere in the Prospectus.

Response 6. Pre-Effective Amendment No. 3 will reflect the Staff's comment.

Comment 7.	On the bottom of page 10, please review the example calculations provided, as the Staff calculated lower amounts for each period presented.

Response 7. Pre-Effective Amendment No. 3 will reflect updated example calculations.

Comment 8.	Please refer to Section 5.1 of the amended and restated declaration of trust (the "Declaration of Trust"). The Staff understands that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons and replace them with standards set forth in a declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund's trustees, officers, members of any advisory board, investment advisers, depositors or principal underwriters ("fiduciary covered persons") are inconsistent with federal securities laws and the Commission's expressed views on the fiduciary duties of such persons. Please add a provision to the Declaration of Trust or otherwise modify the Declaration of Trust to clarify explicitly that, notwithstanding anything to the contrary, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers covered by the governing document shall apply to, or in any way limit, the duties, including state law fiduciary duties of loyalty and care, or liabilities of such persons with respect to matters arising under federal securities laws.

Response 8. The Fund respectfully declines to make the requested change to the Declaration of Trust. The Declaration of Trust provides that if any term of the Declaration of Trust conflicts with the provisions of applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust. As such, the provisions of applicable state and federal securities laws shall govern the operations of the Fund notwithstanding any provisions of the Declaration of Trust that may be inconsistent therewith.

Ellie Quarles

September 13, 2024

STATEMENT OF ADDITIONAL INFORMATION

Comment 9.	On page 12 of the SAI, the Staff notes the revised disclosure regarding the Board's leadership structure. In this section, please state that Mr. Joseph is an Interested Trustee and disclose that the board does not have a lead Independent Trustee. Please see Item 18.5.a. of Form N-2.

Response 9. Pre-Effective Amendment No. 3 will reflect the Staff's comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Vadim Avdeychik at (212) 878-3055. Thank you.

Best Regards,

/s/ Emily Picard

Emily Picard
Clifford Chance US LLP

cc:	Axxes Opportunistic Credit Fund
Adrain Bryant

Clifford Chance US LLP
Vadim Avdeychik
Dennis Morrisroe